FULLER, TUBB, POMEROY & STOKES
                           A PROFESSIONAL CORPORATION
                                ATTORNEYS AT LAW
                      201 ROBERT S. KERR AVENUE, SUITE 1000
                            OKLAHOMA CITY, OK 73102
G.  M.  FULLER  (1920-1999)                              TELEPHONE  405-235-2575
JERRY  TUBB                                              FACSIMILE  405-232-8384
DAVID  POMEROY
TERRY  STOKES
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OF  COUNSEL:
MICHAEL  A.  BICKFORD
THOMAS  J.  KENAN
ROLAND  TAGUE
BRADLEY  D.  AVEY
                                January 6, 2003

Securities  and  Exchange  Commission
Division  of  Corporation  Finance
Mail  Stop  3-4
450  Fifth  Street,  N.W.
Washington,  DC   20549-0304

ATTENTION  ABBY  L.  ADAMS

                          Re: TechLite, Inc. Registration Statement on Form S-3 Filed March 19, 2001
                               File  No.  333-57254
Dear  Ms.  Adams:

With  regard  to TechLite, Inc.'s Form S-3 previously filed and described above,
the  registrant  applies  to   the  Commission  to  withdraw  such  registration
statement.

The grounds for this application are the registrant's receipt of the comment of the staff that Form S-3 is not available to a registrant whose equity securities trade on the OTC Bulletin Board. Further, sufficient time has elapsed for the shareholder whose securities are the subject of the registration statement to now sell such securities pursuant to the provisions of the Commission's Rule 144.

If you have any questions that might be properly handled by conversing with the undersigned, please do so at my telephone number 405-235-2575, fax number 405-232-8384, or e-mail at kenan@ftpslaw.com.

Sincerely,

/s/  Thomas  J.  Kenan
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Thomas  J.  Kenan,  legal  counsel               TechLite,  Inc.

/s/  J.D.  Arvidson                              /s/  J.D.  Arvidson
-------------------------------------------      By:----------------------------
J.D. Arvidson, agent for service of process         J.D. Arvidson, C.E.O.